Mail Stop 3561

August 24, 2006

Via Fax & U.S. Mail

Ms. Julie Beck, Senior Vice President
Journal Register Company
50 West State Street
Trenton, New Jersey 08608-1298

      Re: Journal Register Company
             Form 10-K for the year ended December 25, 2005
             Filed March 10, 2006
             File No. 001-12955

Dear Ms. Beck:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                   Sincerely,

                   David R. Humphrey
                   Accounting Branch Chief